

November 22, 2010

David M. Engert, President and CEO
Nighthawk Radiology Holdings, Inc.
4900 N. Scottsdale Road, 6th Floor
Scottsdale, AZ 85251

  Re: Nighthawk Radiology Holdings, Inc.
    Amendment No. 2 to Schedule 14A
    File No. 000-51786

Dear Mr. Engert:

  We have completed our review of your filing and do not have any further comments at this time.

        Sincerely,

        John Reynolds
        Assistant Director